SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended December 31, 2010
Commission File Number 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Translation of registrant’s name into English)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-_____.

QUARTERLY REPORT
Quarter Ended December 31, 2010
Currency of Presentation and Certain Defined Terms
In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “” or “rupees” or “Indian rupees” are to the legal currency of India. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to the unaudited interim condensed consolidated financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards, to “SIC” are to Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee.
References to “U.S. FDA” are to the United States Food and Drug Administration, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.
References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we,” “us,” “our,” “DRL,” “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries.
Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on December 30, 2010 (the last trading day in the quarter) for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was 44.80 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.
Forward-Looking and Cautionary Statement
IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED AND/OR FURNISHED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
(in millions, except share and per share data)

ITEM 1.	FINANCIAL STATEMENTS

		As of
Particulars	Note	December 31, 2010		December 31, 2010	March 31, 2010
		Unaudited
		convenience
		translation into
		U.S.$(See Note 2.d)
ASSETS

Current assets
Cash and cash equivalents	5	U.S.$	92	4,126	6,584
Other investments			7	333	3,600
Trade receivables, net			315	14,093	11,960
Inventories	6		340	15,244	13,371
Derivative financial instruments	4		15	689	573
Current tax assets			11	508	530
Other current assets			140	6,256	5,445

Total current assets		U.S.$	921	41,249	42,063

Non-current assets
Property, plant and equipment	7		605	27,102	22,459
Goodwill	8		48	2,170	2,174
Other intangible assets	9		242	10,847	11,799
Investment in equity accounted investees			7	317	310
Deferred income tax assets			46	2,054	1,282
Other non-current assets			6	282	243

Total non-current assets		U.S.$	955	42,772	38,267

Total assets		U.S.$	1,875	84,021	80,330

LIABILITIES AND EQUITY
Current liabilities
Trade payables		U.S.$	165	7,395	9,322
Current income tax liabilities			35	1,547	1,432
Bank overdraft	5		—	—	39
Short-term borrowings			303	13,563	5,565
Long-term borrowings, current portion	10		—	12	3,706
Provisions			29	1,307	1,094
Other current liabilities			206	9,218	7,864

Total current liabilities		U.S.$	738	33,042	29,022

Non-current liabilities
Long-term loans and borrowings, excluding current portion	10	U.S.$	5	233	5,385
Provisions			1	40	39
Deferred tax liabilities			47	2,116	2,720
Other liabilities			10	439	249

Total non-current liabilities		U.S.$	63	2,828	8,393

Total liabilities		U.S.$	801	35,870	37,415

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
(in millions, except share and per share data)

		As of
Particulars	Note	December 31, 2010		December 31, 2010	March 31, 2010
		Unaudited
		convenience
		translation into
		U.S.$(See Note 2.d)
Equity
Share capital		U.S.$	19	846	844
Equity shares held by a controlled trust			—	(5)	(5)
Share premium			461	20,668	20,429
Share based payment reserve			15	676	692
Retained earnings			513	22,986	18,035
Other components of equity			67	2,980	2,920
Total equity attributable to:

Equity holders of the Company		U.S.$	1,075	48,151	42,915

Non-controlling interests			—	—	—

Total equity		U.S.$	1,075	48,151	42,915

Total liabilities and equity		U.S.$	1,875	84,021	80,330

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT
(in millions, except share and per share data)

		Nine months ended				Three months ended
		December 31,				December 31,
Particulars	Note	2010		2010	2009	2010	2009
		Unaudited
		convenience
		translation
		into U.S.$ (See note 2.d)

Revenues		U.S.$	1,217	54,520	53,854	18,985	17,296
Cost of revenues			563	25,206	26,152	8,571	8,487

Gross profit		U.S.$	654	29,314	27,702	10,414	8,809

Selling, general and administrative expenses			392	17,562	16,693	6,374	5,431
Research and development expenses			80	3,569	2,841	1,306	892
Impairment loss on other intangible assets			—	—	3,456	—	3,456
Impairment loss on goodwill			—	—	5,147	—	5,147
Other (income)/expense, net	12		(13)	(603)	(332)	(199)	(171)

Total operating expenses, net		U.S.$	458	20,528	27,805	7,481	14,755

Results from operating activities			196	8,786	(103)	2,933	(5,946)
Finance income			4	163	344	9	47
Finance expense			(9)	(425)	(321)	(57)	(97)

Finance income/(expense), net	13		(6)	(262)	23	(48)	(50)
Share of profit/(loss) of equity accounted investees, net of income tax			—	7	28	(1)	2

Profit/(loss) before income tax			190	8,531	(52)	2,884	(5,994)
Income tax (expense)/benefit	18		(19)	(836)	(545)	(152)	777

Profit/(loss) for the period		U.S.$	172	7,695	(597)	2,732	(5,217)

Attributable to:
Equity holders of the Company			172	7,695	(597)	2,732	(5,217)
Non-controlling interest			—	—	—	—	—

Profit/(loss) for the period		U.S.$	172	7,695	(597)	2,732	(5,217)

Earnings/(loss) per share	15
Basic earnings per share of 5/- each		U.S.$	1.02	45.51	(3.54)	16.14	(30.90)
Diluted earnings per share of 5/- each		U.S.$	1.01	45.29	(3.54)	16.07	(30.90)
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME
(in millions, except share and per share data)

	Nine months ended December 31,				Three months ended December 31,
	2010		2010	2009	2010	2009
	Unaudited
	convenience
	translation into
	U.S.$ (See note 2.d)

Profit/(loss) for the period	U.S.$	172	7,695	(597)	2,732	(5,217)
Other comprehensive income/(loss)
Changes in fair value of available for sale financial instruments	U.S.$	—	10	15	(3)	1
Foreign currency translation adjustments		—	9	(6)	17	56
Effective portion of changes in fair value of cash flow hedges, net		—	(7)	300	95	58
Income tax on other comprehensive income		1	48	(74)	1	37

Other comprehensive income/(loss) for the period, net of income tax	U.S.$	1	60	235	110	152

Total comprehensive income/(loss) for the period attributable to the owners of the Company	U.S.$	173	7,755	(362)	2,842	(5,065)

Attributable to:
Owners of the company		173	7,755	(362)	2,842	(5,065)
Non-controlling interest				—		—

Total comprehensive income/(loss) for the period	U.S.$	173	7,755	(362)	2,842	(5,065)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
(in millions, except share and per share data)

					Foreign
				Fair	currency
			Share	value	translation	Hedging
Particulars	Share capital		premium	reserve	reserve	reserve
	Shares	Amount	Amount	Amount	Amount	Amount

Balance as of April 1, 2010	168,845,385	844	20,429	24	2,559	337
Issue of equity shares on exercise of options	381,922	2	239	—	—	—
Net change in fair value of other investments, net of tax expense of 0	—	—	—	10	—	—
Foreign currency translation differences, net of tax benefit of 42	—	—	—	—	51	—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of 6	—	—	—	—	—	(1)
Share based payment expense	—	—	—	—	—	—
Acquisition of Non-controlling interests	—	—	—	—	—	—
Dividend paid (including corporate dividend tax)	—	—	—	—	—	—
Profit/(loss) for the period	—	—	—	—	—	—

Balance as of December 31, 2010	169,227,307	846	20,668	34	2,610	336

Convenience translation into U.S. $		19	461	1	58	8

Balance as of April 1, 2009	168,468,777	842	20,204	11	2,168	(156)
Issue of equity share on exercise of options	356,258	2	213	—	—	—
Net change in fair value of other investments, net of tax expense of 0	—	—	—	14	—	—
Foreign currency translation differences, net of tax expense of 29	—	—	—	—	22	—
Effective portion of changes in fair value of cash flow hedges, net of tax expense of 82	—	—	—	—	—	199
Share based payment expense	—	—	—	—	—	—
Acquisition of non-controlling interests	—	—	—	—	—	—
Dividend paid (including corporate dividend tax)	—	—	—	—	—	—
Profit/(loss) for the period	—	—	—

Balance as of December 31, 2009	168,825,035	844	20,417	25	2,190	43

[Continued on next page]

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
(in millions, except share and per share data)

		Equity
		shares held
	Share based	by a		Non-
	payment	controlled	Retained	controlling
Particulars	reserve	trust*	earnings	interests	Total
	Amount	Amount	Amount	Amount	Amount

Balance as of April 1, 2010	692	(5)	18,035	—	42,915
Issue of equity share on exercise of options	(214)	—	—	—	27
Net change in fair value of other investments, net of tax expense of 0	—	—	—	—	10
Foreign currency translation differences, net of tax benefit of 42	—	—	—	—	51
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of 6	—	—	—	—	(1)
Share based payment expense	198	—	—	—	198
Acquisition of non-controlling interests	—	—	(525)	—	(525)
Dividend paid (including corporate dividend tax)	—	—	(2,219)	—	(2,219)
Profit/(loss) for the period	—	—	7,695	—	7,695

Balance as of December 31, 2010	676	(5)	22,986	—	48,151

Convenience translation into U.S.$	15	—	513	—	1,075

Balance as of April 1, 2009	676	(5)	18,305	—	42,045
Issue of equity share on exercise of options	(198)	—	—	—	17
Net change in fair value of other investments, net of tax expense of 0	—	—	—	—	14
Foreign currency translation differences, net of tax expense of 29	—	—	—	—	22
Effective portion of changes in fair value of cash flow hedges, net of tax expense of 82	—	—	—	—	199
Share based payment expense	171	—	—	—	171
Acquisition of non-controlling interests	—	—	(105)	—	(105)
Dividend paid (including corporate dividend tax)			(1,233)		(1,233)
Profit/(loss) for the period	—	—	(597)	—	(597)

Balance as of December 31, 2009	649	(5)	16,370	—	40,533

*	The number of equity shares held by a controlled trust as of April 1, 2009, December 31, 2009, April 1, 2010 and December 31, 2010 was 82,800.
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
(in millions, except share and per share data)

	For the nine months ended December 31,
Particulars	2010		2010	2009
	Unaudited convenience
	translation into
	U.S.$(See Note 2.d)
Cash flows from operating activities:
Profit/(loss) for the period	U.S.$	172	7,695	(597)
Adjustments for:
Income tax expense		19	836	545
Profit on sale of investments		(1)	(61)	(27)
Depreciation and amortization		69	3,090	3,159
Impairment loss on other intangible assets		—	—	3,456
Impairment loss on goodwill		—	—	5,147
Allowance for sales returns		14	624	662
Allowance for doubtful trade receivables		2	99	139
Inventory write-downs		21	927	857
Loss on sale of property, plant and equipment, net		—	11	24
Share of profit of equity accounted investees, net of income tax		—	(7)	(28)
Unrealized exchange (gain)/loss, net		(16)	(710)	214
Interest (income)/expense, net		2	95	120
Share based payment expense		4	198	171
Changes in operating assets and liabilities:
Trade receivables		(35)	(1,548)	2,068
Inventories		(65)	(2,913)	(728)
Other assets		11	510	148
Trade payables		11	486	(148)
Other liabilities and provisions		(2)	(70)	(1,864)
Income tax paid		(46)	(2,078)	(1,896)

Net cash from operating activities	U.S.$	160	7,184	11,422

Cash flows used in investing activities:
Expenditures on property, plant and equipment		(150)	(6,715)	(2,209)
Proceeds from sale of property, plant and equipment		1	46	18
Purchase of investments		(229)	(10,265)	(17,655)
Proceeds from sale of investments		304	13,603	16,447
Expenditures on intangible assets		(57)	(2,552)	(145)
Interest received		3	124	188

Net cash used in investing activities	U.S.$	(129)	(5,759)	(3,356)

Cash flows used in financing activities:
Interest paid		(6)	(254)	(329)
Proceeds from issuance of equity shares		1	27	17
Proceeds/(repayment) of short term loans and borrowings, net		178	7,990	(4,161)
Repayment of long term loans and borrowings, net		(200)	(8,939)	(2,600)
Dividend paid (including corporate dividend tax)		(50)	(2,219)	(1,233)
Acquisition of non-controlling interest		(12)	(525)	(80)

Net cash used in financing activities	U.S.$	(88)	(3,920)	(8,386)

Net increase/(decrease) in cash and cash equivalents		(56)	(2,495)	(320)
Effect of exchange rate changes on cash and cash equivalents		2	76	325
Cash and cash equivalents at the beginning of the period		146	6,545	5,378

Cash and cash equivalents at the end of the period	U.S.$	92	4,126	5,383

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
1. Reporting Entity
Dr. Reddy’s Laboratories Limited (“DRL” or the “parent company”), together with its subsidiaries (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, India. The Company’s principal areas of operation are in pharmaceutical services and active ingredients, global generics, and proprietary products. The Company’s principal research and development facilities are located in Andhra Pradesh, India; its principal manufacturing facilities are located in Andhra Pradesh, India, Himachal Pradesh, India and Cuernavaca-Cuautla, Mexico; and its principal marketing facilities are located in India, Russia and other countries of former Soviet Union, the United States, the United Kingdom and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and, since April 11, 2001, also on the New York Stock Exchange in the United States.
2. Basis of preparation of financial statements
a) Statement of compliance
These unaudited condensed consolidated interim financial statements as at and for the three months and nine months ended December 31, 2010 have been prepared under the historical cost convention on the accrual basis, except for certain financial instruments which have been measured at fair values. These unaudited condensed consolidated interim financial statements are prepared in accordance with IAS 34, “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010. These unaudited condensed consolidated interim financial statements were authorized for issuance by the Company’s Board of Directors on February 14, 2011.
b) Significant accounting policies
The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2010 contained in the Company’s Annual Report on Form 20-F. During the nine months ended December 31, 2010, the Company has entered into transactions involving transfers of trade receivables, receipt of government grants and cash flow hedging relationships through the use of non-derivative financial instruments denominated in foreign currencies. In order to disclose the accounting policy applied for such transactions, the Company has incorporated the following as part of our significant accounting policies.
Transfer of financial assets
The Company de-recognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralised borrowing for the proceeds received.
On de-recognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.
On de-recognition of a financial asset other than in its entirety (e.g., when the Company retains an option to repurchase part of a transferred asset or retains a residual interest that does not result in the retention of substantially all the risks and rewards of ownership and the Company retains control), the Company allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in profit or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair values of those parts.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
2. Basis of preparation of financial statements (continued)
b) Significant accounting policies (continued)
Government grants
The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants received in relation to assets are presented as a reduction to the carrying amount of the related asset.
Accounting policy on non-derivative financial hedging instruments
In addition to the use of derivative financial instruments to hedge foreign currency exposure, the Company designates certain non-derivative financial liabilities, denominated in foreign currencies, as hedges against foreign currency exposures associated with highly probable forecasted foreign currency sales transactions.
Accordingly, exchange differences arising on translation of such non-derivative liabilities are recognized directly in other comprehensive income/(loss) and presented within equity, to the extent that the hedge is effective. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income/(loss) remains there until the forecast transaction occurs. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income/(loss) is transferred to profit or loss in the same period that the hedged item affects profit or loss.
c) Functional and presentation currency
The unaudited condensed consolidated interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. Functional currency of an entity is the currency of the primary economic environment in which the entity operates.
In respect of all non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). Accordingly, the operations of these entities are largely restricted to import of finished goods from the parent company in India, sale of these products in the foreign country and remittance of the sale proceeds to the parent company. The cash flows realized from sale of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.
In respect of subsidiaries and associates whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions. The assets and liabilities of such subsidiaries are translated into Indian rupees at the rate of exchange prevailing as at the reporting date. Revenues and expenses are translated into Indian rupees at average exchange rates prevailing during the period.
Resulting translation adjustments are included in foreign currency translation reserve. All financial information presented in Indian rupees has been rounded to the nearest million.
d) Convenience translation
The accompanying unaudited condensed consolidated interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the unaudited condensed consolidated interim financial statements as of December 31, 2010 have been translated into United States dollars at the noon buying rate in New York City on December 30, 2010 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$1.00 = 44.80. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.
e) Use of estimates and judgments
The preparation of unaudited condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
2. Basis of preparation of financial statements (continued)
e) Use of estimates and judgments (continued)
In preparing these unaudited condensed consolidated interim financial statements the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2010.
f) Recent accounting pronouncements
In November 2009, the International Accounting Standards Board issued IFRS 9, “Financial Instruments: Recognition and Measurement”, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39, “Financial Instruments: Recognition and Measurement: Eligible Hedged Items”. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2013 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. The Company is required to adopt IFRS 9 by accounting year commencing April 1, 2014. The Company is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on its unaudited condensed consolidated interim financial statements.
•
In May 2010, the IASB issued “Improvements to IFRSs” — a collection of amendments to seven International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project.

•
The latest amendments were included in exposure drafts of proposed amendments to IFRS published in August 2009. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2011, although entities are permitted to adopt them earlier. The Company is evaluating the impact that these amendments will have on the Company’s unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
3. Segment reporting
The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The reportable operating segments reviewed by the CODM are as follows:
•	Pharmaceutical Services and Active Ingredients (“PSAI”);
•	Global Generics; and
•	Proprietary Products.
Pharmaceutical Services and Active Ingredients. This segment includes active pharmaceutical ingredients and intermediaries, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediaries become finished pharmaceutical products when the dosages are converted in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.
Global Generics. This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This reportable segment was formed through the combination and reorganization of the Company’s former Formulations and Generics segments in the year ended March 31, 2009.
Proprietary Products. This segment involves the discovery of new chemical entities for subsequent commercialization and out-licensing. It also involves the Company’s specialty pharmaceuticals business which engages in sales and marketing operations for in-licensed and co-developed dermatology products.
The CODM reviews revenue and gross profit as the performance indicator for all of the above reportable segments. The CODM does not review the total assets and liabilities for each reportable segment.

Information about segments:	For the nine months ended December 31,
	PSAI		Global Generics		Proprietary Products		Others		Total
Segments	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Segment revenues (Note 1)	14,096	15,482	39,173	37,450	415	370	836	552	54,520	53,854

Gross profit	3,455	5,278	25,368	22,048	300	270	191	106	29,314	27,702
Selling, general and administrative expenses									17,562	16,693
Impairment loss on other intangible assets									—	3,456

Impairment loss on goodwill									—	5,147
Research and development expenses									3,569	2,841

Other (income)/expense, net									(603)	(332)

Results from operating activities									8,786	(103)

Finance income/(expense), net									(262)	23
Share of profit/(loss) of equity accounted investees, net of income tax									7	28

Profit/(loss) before income tax									8,531	(52)

Income tax (expense)/benefit									(836)	(545)

Profit/(loss) for the period									7,695	(597)

Note 1:
Segment revenue for the nine months ended December 31, 2010 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at cost of 2,368 (as compared to 2,016 for the nine months ended December 31, 2009).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
3. Segment reporting (continued)

Information about segments:	For the three months ended December 31,
	PSAI		Global Generics		Proprietary Products		Others		Total
Segments	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Segment revenues (Note 1)	4,980	5,237	13,589	11,723	161	151	255	185	18,985	17,296

Gross profit	1,419	1,648	8,851	7,034	130	116	14	11	10,414	8,809
Selling, general and administrative expenses									6,374	5,431
Impairment loss on other intangible assets									—	3,456
Impairment loss on goodwill									—	5,147
Research and development expenses									1,306	892

Other (income)/expense, net									(199)	(171)

Results from operating activities									2,933	(5,946)

Finance income, net									(48)	(50)
Share of profit/(loss) of equity accounted investees, net of income tax									(1)	2

Profit before income tax									2,884	(5,994)

Income tax expense									(152)	777

Profit for the period									2,732	(5,217)

Note 1:
Segment revenue for the three months ended December 31, 2010 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at cost of 870 (as compared to 719 for the three months ended December 31, 2009).

Analysis of revenue by geography within Global Generics segment:
The CODM review the geographical composition of revenues within the Company’s Global Generics segment. Accordingly, the geographical revenue information within the Company’s Global Generics segment has been provided for the period of nine and three months ended December 31, 2010 and 2009 with corresponding comparative information.
The following table shows the distribution of the Company’s revenues by geography within the Company’s Global Generics segment, based on the location of the customer:

	For the nine months ended December 31,
	2010	2009
India	8,938	7,545
North America (the United States and Canada)	13,079	13,285
Russia and other countries of the former Soviet Union	8,183	6,987
Europe	6,150	7,537
Others	2,823	2,096

	39,173	37,450

	For the three months ended December 31,
	2010	2009
India	3,000	2,632
North America (the United States and Canada)	4,765	2,974
Russia and other countries of the former Soviet Union	2,880	2,769
Europe	2,124	2,579
Others	820	769

	13,589	11,723

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
3. Segment reporting (continued)
An analysis of revenues by key products in the Company’s PSAI segment is given below:

	For the nine months ended		For the three months ended
	December 31,		December 31,
	2010	2009	2010	2009
Atorvastatin	996	193	616	70
Clopidogrel	984	824	301	312
Naproxen	853	487	552	413
Ciprofloxacin	708	855	207	275
Gemcitabine	662	979	209	328
Finasteride	547	988	168	379
Ramipril	457	390	138	135
Ranitidine	424	448	145	124
Moxifloxacin	388	110	109	47
Escitalopram Oxalate	346	172	184	95
Others	7,731	10,036	2,351	3,059

Total	14,096	15,482	4,980	5,237

An analysis of revenues by key products in the Company’s Global Generics segment is given below:

	For the nine months ended		For the three months ended
	December 31,		December 31,
	2010	2009	2010	2009
Omeprazole	5,309	4,500	1,776	1,412
Nimesulide	2,857	2,345	956	832
Ciprofloxacin	1,748	1,550	585	530
Ketorolac	1,358	1,241	447	476
Tacrolimus	1,314	417	434	417
Simvastatin	1,229	1,384	342	189
Ibuprofen	985	734	360	280
Ranitidine	940	838	347	247
Ceterizine	839	580	270	188
Fexofenadine	777	1,537	365	297
Others	21,817	22,324	7,707	6,855

Total	39,173	37,450	13,589	11,723

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
4. Financial instruments
Hedging of fluctuations in foreign currency
The Company is exposed to exchange rate risk which arises from its foreign exchange revenues, primarily in U.S. Dollars, British Pounds, Russian roubles and Euros, and foreign currency debt in U.S. Dollars, Russian roubles and Euros.
The Company uses forward exchange contracts and option contracts (derivatives) to mitigate its risk of changes in foreign currency exchange rates. Where necessary, the forward exchange contracts are rolled over at maturity. Further, during the three months ended December 31, 2010, the Company included designation of non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.
Forecasted transactions
Derivatives:
The Company classifies its option contracts hedging forecasted transactions as cash flow hedges and measures them at fair value. The fair value of option contracts used as hedges of forecasted transactions at December 31, 2010 was an asset of 531 (as compared to an asset of 550 at March 31, 2010). This amount was recognized as derivatives measured at fair value.
Non-derivatives:
The Company designates as hedging instruments certain non-derivative financial liabilities for hedging of foreign currency risk associated with forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. The fair value of such non-derivative liabilities was 1,118 as at December 31, 2010 (as compared to Nil as at March 31, 2010), which has been disclosed as a part of “Short term borrowings” in the statements of financial position.
Recognized assets and liabilities
Changes in the fair value of forward exchange contracts and option contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognized in the income statements. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the monetary items are recognized as part of “net finance costs”. The fair value of forward exchange contracts and option contracts used as economic hedges of monetary assets and liabilities in foreign currencies are recognized in fair value derivatives was an asset of 158 at December 31, 2010 (as compared to an asset of 23 at March 31, 2010).
Fair values
The net carrying amount and fair value of all financial instruments, except derivative financial instruments, as at December 31, 2010 was a net liability of 9,951 (as compared to a net liability of 7,383 at March 31, 2010).
Recognition
In respect of foreign currency derivative financial instruments, the Company recognized a net gain of 111 and 392 for the three months ended December 31, 2010 and 2009, respectively, and net gain of 285 and 118 for the nine months ended December 31, 2010 and 2009, respectively. These amounts are included in finance expense/(income).
In respect of foreign currency derivative contracts designated as cash flow hedges, the Company has recorded, as a component of equity, a net gain of 95, and a net gain of 58 for the three months ended December 31, 2010 and 2009, respectively, and a loss of 7 and a gain of 300 for the nine months ended December 31, 2010 and 2009, respectively. The Company also recorded, as part of revenue, a net gain of 191 and 8 during the three months ended December 31, 2010 and 2009, respectively, and a net gain of 345 and 23 for nine months ended December 31, 2010 and 2009, respectively.
In respect of non-derivative financial liabilities, the Company has recorded as a component of equity, a net gain of 20 for the three months and nine months ended December 31, 2010.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
5. Cash and cash equivalents
Cash and cash equivalents consist of:

	As of
	December 31, 2010	March 31, 2010

Cash balances	19	9
Balances with banks	4,107	6,575

Cash and cash equivalents on the statements of financial position	4,126	6,584
Bank overdrafts used for cash management purposes	—	(39)

Cash and cash equivalents on the cash flow statement	4,126	6,545

Balances with banks included above amounting to 23 as of December 31, 2010 and 19 as of March 31, 2010, respectively, represent amounts in the unclaimed dividend account and certain deposit accounts, and are therefore restricted.
6. Inventories
Inventories consist of the following:

	As of
	December 31, 2010	March 31, 2010

Raw materials	4,676	4,000
Packing material, stores and spares	1,095	979
Work-in-process	4,060	3,883
Finished goods	5,413	4,509

	15,244	13,371

During the three months and nine months ended December 31, 2010, the Company recorded inventory write-downs of 341 and 927, respectively (as compared to 43 and 857, respectively, for the three months and nine months ended December 31, 2009). These adjustments were included in cost of revenues. Cost of revenues for the three months and nine months ended December 31, 2010 include raw materials, consumables and changes in finished goods and work in progress recognized in the income statements amounting to 5,662 and 16,404, respectively (as compared to 5,938, 18,575 for the three months and nine months ended December 31, 2009). The above table includes inventories amounting to 658 and 814 which are carried at fair value less cost to sell as at December 31, 2010 and March 31, 2010, respectively.
7. Property, plant and equipment
Acquisitions and disposals
During the nine months ended December 31, 2010, the Company acquired assets at an aggregate cost of 6,879 (as compared to a cost of 2,531 and 4,494 for the nine months ended December 31, 2009 and the year ended March 31, 2010, respectively). Assets with a net book value of 57 were disposed of during the nine months ended December 31, 2010 (as compared to 42 and 480 for the nine months ended December 31, 2009 and the year ended March 31, 2010, respectively), resulting in a net loss on disposal of 11 (as compared to net loss of 24 and 24 for the nine months ended December 31, 2009 and the year ended March 31, 2010, respectively). Depreciation expense for the three months and nine months ended December 31, 2010 was 758 and 2,178 respectively (as compared to 664 and 1,949 for the three months and nine months ended December 31, 2009, respectively).
Government Grants
During the three month ended December 31, 2010, the Company obtained the approval for its claim towards certain grants associated with construction of a manufacturing facility in the United States from the State of Louisiana amounting to 47 (U.S.$1). As a part of this facility, the State of Louisiana has placed certain ongoing conditions on the Company relating to minimum cost to be incurred and also providing employment for a minimum number of people. The Company believes that it will be able to meet all of the conditions contained in State of Louisiana’s grant. Accordingly, the Company has recorded the proportionate portion of the grant to the extent of the actual cost incurred during the period as a reduction from the carrying value of property, plant and equipment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
7. Property, plant and equipment (continued)
Capital Commitments
As of December 31, 2010 and March 31, 2010, the Company was committed to spend approximately 4,920 and 2,948, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases.
8. Goodwill
Goodwill arising upon acquisitions is not amortized but tested for impairment annually or more frequently if there are certain internal or external indicators.
The following table presents the changes in goodwill during the nine months ended December 31, 2010 and the year ended March 31, 2010:

	Nine months ended	Nine months ended	Year ended
	December 31, 2010	December 31, 2009	March 31, 2010
Opening balance (1)	18,267	18,246	18,246
Goodwill arising on business combinations	—	—	—
Effect of translation adjustments (3)	(4)	41	21

Closing balance (1)	18,263	18,287	18,267

Less: Impairment loss (2)	(16,093)	(16,093)	(16,093)

	2,170	2,194	2,174

(1)	This does not include goodwill arising upon investment in associates of 181, which is included in the carrying value of the investment in the equity accounted investees.

(2)	The impairment loss of 16,093 includes 16,003, pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment.

(3)	Effect of translation adjustments includes 1,798 on account of translation of impairment loss.
9. Other intangible assets
Acquisitions of intangibles
During the three months and nine months ended December 31, 2010, the Company acquired other intangible assets at an aggregate cost of 3 and 22, respectively (as compared to a cost of 16 and 145 for the three and nine months ended December 31, 2009, respectively, and 2,831 for the year ended March 31, 2010).
Amortization expenses for the three months and nine months ended December 31, 2010 were 307 and 912, respectively (as compared to amortization expenses of 374 and 1,210 for the three months and nine months ended December 31, 2009, respectively).
Product related intangibles acquired during the year ended March 31, 2010 includes an amount of 2,680 (U.S.$57), representing the value of re-acquired rights on the product portfolio that arose upon the exercise by I-VEN Pharma Capital Limited (“I-VEN”) of the portfolio termination value option under its research and development agreement with the Company entered into during the year ended March 31, 2005, as amended.
During the year ended March 31, 2005, the Company entered into an agreement with I-VEN for the joint development and commercialization of a portfolio of 36 generic drug products. As per the terms of the agreement, I-VEN had a right to fund up to 50% of the project costs (development, registration and legal costs) related to these products and the related U.S. Abbreviated New Drug Applications (“ANDA”) filed or to be filed, subject to a maximum contribution of U.S.$56. Upon successful commercialization of these products, the Company was required to pay I-VEN a royalty on net sales at agreed rates for a period of 5 years from the date of commercialization of each product.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
9. Other intangible assets (continued)
The first tranche of 985 (U.S.$23) was funded by I-VEN on March 28, 2005. This amount received from I-VEN was initially recorded as an advance and subsequently credited in the income statement as a reduction of research and development expenses upon completion of specific milestones as detailed in the agreement. A milestone (i.e., a product filing as per the terms of the agreement) was considered to be completed once the appropriate ANDA was submitted by the Company to the U.S. FDA. Achievement of a milestone entitled the Company to reduce the advance and credit research and development expenses in a fixed amount equal to I-VEN’s share of the research and development costs of the product (which varied depending on whether the ANDA was a Paragraph III or Paragraph IV filing). Accordingly, based on product filings made by the Company through March 31, 2007, an aggregate amount of 933 has been credited to research and development expense during the years ended March 31, 2005, 2006 and 2007.
As per the above agreement, in April 2010 and upon successful achievement of certain performance milestones specified in the agreement (e.g., successful commercialization of a specified number of products, and achievement of specified sales milestones), I-VEN had a one-time right which required the Company to pay I-VEN a portfolio termination value amount for such portfolio of products. In the event I-VEN exercised this portfolio termination value option, then it would not be entitled to the sales-based royalty payment for the remaining contractual years.
During the year ended March 31, 2010, the Company and I-VEN reached an agreement for I-VEN to exercise the portfolio termination value option for a portfolio termination value amount of 2,680 (U.S.$57). Accordingly, the Company recorded an asset of 2,680 (U.S.$57) (in the form of a portfolio product related intangibles essentially representing a relief from future royalty costs payable to I-VEN) and an equivalent liability representing consideration payable to I-VEN.
On October 1, 2010, Dr. Reddy’s parent company, DRL Investments Limited (a wholly owned subsidiary of Dr. Reddy’s) and I-VEN’s beneficial interest holders entered into an agreement restructuring the portfolio termination value option exercise. The transaction was restructured as a purchase of the controlling interest in I-VEN by DRL Investments, as a result of which I-VEN became a wholly owned subsidiary of DRL Investments as of October 1, 2010. In consideration for such transfer of the controlling interest in I-VEN, the Company paid the I-VEN beneficial interest holders consideration in an aggregate amount of 2,680, including an amount of 150 set aside in an escrow fund for a period of 15 months for the purpose of funding certain indemnification obligations of such beneficial interest holders.
Acquisition of the controlling interest does not constitute a business as defined in IFRS-3 (2008), and accordingly has been accounted as an incorporation of a new subsidiary. Further, since the economic substance of the transaction was to settle the existing liability as of March 31, 2010, payment made to the former beneficial interest holders effectively released the Company from its liability for the portfolio termination value. Accordingly, the amount paid of 2,530 has been disclosed as a settlement of liability eligible for de-recognition. Further, an amount of consideration of 150 continues to be disclosed as a liability in the financial statements. The associated cash flow has been disclosed as a part of investing activities.
During the nine months ended December 31, 2010, the Company recorded an amount of 157 towards amortization of the re-acquired rights.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
10. Loans and borrowings
Short term loans and borrowings
The Company had undrawn lines of credit of 15,368 and 7,850 as of December 31, 2010 and March 31, 2010, respectively, from its banks for working capital requirements. These lines of credit are renewable annually. The Company has the right to draw upon these lines of credit based on its requirements.
An interest rate profile of short term borrowings from banks is given below:

As at
	December 31, 2010		March 31, 2010
Rupee borrowings	0%		5.00%
Rouble borrowings	6% to 8%		—
Borrowings on transfer of receivables	LIBOR+60-100	bps	—
Other foreign currency borrowings	LIBOR+50-175	bps	LIBOR+ 40-75	bps
	EURIBOR+50-100	bps
Transfer of financial asset
During the nine months ended December 31, 2010, the Company entered into a receivables factoring arrangement in which the Company transferred 1,394 (U.S.$32) of short term trade receivables to Citibank, Hyderabad. As part of the transaction, the Company provided Citibank with credit indemnities over the expected losses of those receivables, thereby retaining substantially all of the risks and rewards of ownership of the trade receivables including the contractual rights to the associated cash flows of such financial assets. Accordingly, the Company continues to recognize the full carrying amount of the receivables and has recognized the cash received in respect of the transaction as short term borrowings. As of December 31, 2010, the carrying amount of the transferred short-term receivables which are subject to this factoring arrangement is 432 (U.S.$10). The carrying amount of the associated liability is 402 (U.S.$9).
Short-term borrowings- hedging instruments
During the three months ended December 31, 2010, the Company borrowed foreign currency short-term loans amounting to 1,118 (U.S.$25). As a consequence of such borrowings, the Company has documented an effective cash flow hedge relationship for the foreign currency exposure associated with such foreign currency borrowings and for the probable anticipated foreign currency sales transactions. Accordingly, the foreign exchange differences arising from remeasurement of these foreign currency monetary items before translation into the reporting currency of the Company has been recognized as a component of equity within the “hedging reserve”.
Long term loans and borrowings
Long term loans and borrowings consist of the following:

	As of
	December 31, 2010	March 31, 2010
Rupee term loan	—	1
Foreign currency loan	—	8,838
Obligations under finance leases	245	252

	245	9,091
Less: Current portion
Rupee term loan	—	1
Foreign currency loan	—	3,690
Obligations under finance leases	12	15

	12	3,706

Non-current portion
Rupee term loan	—	—
Foreign currency loan	—	5,148
Obligations under finance leases	233	237

	233	5,385

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
10. Loans and borrowings (continued)
During the year ended March 31, 2006, the Company took a foreign currency loan of 21,602 (Euro 400) from Citibank, N.A., Hong Kong to fund the acquisition of betapharm. During the year ended March 31, 2007, such loan was syndicated into a non-recourse loan of 5,787 (Euro 100) borrowed by Reddy Holding GmbH and a recourse loan of 15,482 (Euro 258 and U.S.$13) borrowed by Lacock Holding Limited, which was guaranteed by DRL and certain of its wholly-owned subsidiaries. As part of the syndication process, an amount of 1,882 (Euro 32) was repaid to Citibank N.A. The maturity period of these loans ranged from December 2007 until December 2011. The Company incurred an amount of 429 as debt issuance costs, which is being amortized over the debt period. As of March 31, 2010, the 5,787 (Euro 100) non-recourse loan was repaid.
During the three months ended December 31, 2010, the Company repaid the outstanding 7,111 (Euro 112 and U.S. $6) balance of the above mentioned loan through three new short term borrowings amounting to 5,972. The Company also amortized the total debt issuance costs of 28 outstanding as at December 31, 2010.
During the nine month period ended December 31, 2010, the Company repaid 8,926 of foreign currency loans (consisting of Euro 141 and U.S.$8), 1 of Rupee term loans and 12 of obligations under capital leases. During the year ended March 31, 2010, the Company repaid 3,457 of foreign currency loans (consisting of Euros 50 and U.S.$3), 6 of rupee term loans and 16 of obligations under finance leases. Further, the carrying amount of debt issuance costs has been recognized as a finance expense in the Company’s unaudited condensed consolidated interim income statement.
An interest rate profile of long-term debt is given below:

	As of
	December 31, 2010	March 31, 2010
Rupee borrowings	—	2.00%
Foreign currency borrowings	—	EURIBOR +70 bps and LIBOR+70 bps
11. Amalgamation of Perlecan Pharma Private Limited
During the nine months ended December 31, 2009, the Company concluded a legal reorganization to amalgamate its wholly-owned subsidiary, Perlecan Pharma Private Limited (“Perlecan”), into its own operations. The appropriate High Court approval was received by the Company during the nine months ended December 31, 2009, which stated that the Company would be able to offset the carry-forward tax losses of Perlecan against the taxable income of the Company for periods effective from January 1, 2006. Accordingly, the Company has recorded an amount of 281 representing the tax benefit arising from the carried forward tax losses of Perlecan as a reduction to its current tax liability with an offset to the existing deferred tax asset recognized for the tax losses of Perlecan as at March 31, 2009.
12. Other (income)/expense, net
Other (income)/expense, net consists of the following:

	Nine months ended		Three months ended
	December 31,		December 31,
	2010	2009	2010	2009
Loss/(profit) on sale of property, plant and equipment	11	24	12	2
Sale of spent chemical	(184)	(155)	(71)	(56)
Miscellaneous income	(500)	(252)	(210)	(118)
Provision for expected claim from innovator (See Note 24)	68	48	68	—
Other expenses	2	3	2	1

	(603)	(332)	(199)	(171)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
13. Finance income/(expense), net
Finance income/(expense), net consists of the following:

	Nine months ended		Three months ended
	December 31,		December 31,
	2010	2009	2010	2009
Interest income	102	201	5	78
Foreign exchange gain/(loss)	(228)	116	46	(44)
Profit on sale of investments	61	27	4	13
Interest expense	(197)	(321)	(103)	(97)

	(262)	23	(48)	(50)

14. Share capital and share premium
During the nine months ended December 31, 2010 and 2009, 381,922 and 356,258 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan 2002 and Dr. Reddy’s Employees Stock Option Plan-2007. During the nine months ended December 31, 2010, an aggregate of 70,000 options having an exercise price based upon the fair market value of the underlying shares (or “Category A” options) were exercised, with the exercise prices ranging from 362.5 to 442.5, and 311,792 options having an exercise price based upon par value of the underlying shares (or “Category B” options) were exercised, with each having an exercise price of 5. The amount of grant date fair value previously recognized for these options has been transferred from “share based payment reserve” to “share premium” in the unaudited condensed consolidated interim statement of changes in equity for the period ended December 31, 2010.
15. Earnings per share
Basic earnings per share
The calculation of basic earnings per share for the nine month period ended December 31, 2010 was based on the profit attributable to equity shareholders of 7,695 (as compared to a loss of 597 for the nine months ended December 31, 2009) and a weighted average number of equity shares outstanding during the nine months ended December 31, 2010 and 2009, calculated as follows:

	Nine months ended December 31,
	2010	2009
Issued equity shares as on April 1	168,845,385	168,468,777
Effect of shares issued upon exercise of stock options	247,582	197,047
Weighted average number of equity shares at December 31	169,092,967	168,665,824
The calculation of basic earnings per share for the three month period ended December 31, 2010 was based on the profit attributable to equity shareholders of 2,732 (as compared to a loss of 5,217 for the three months ended December 31, 2009) and a weighted average number of equity shares outstanding during the three months ended December 31, 2010 and 2009, calculated as follows:

	Three months ended December 31,
	2010	2009
Issued equity shares as on October 1	169,201,575	168,745,279
Effect of shares issued on exercise of stock options	17,621	60,056
Weighted average number of equity shares at December 31	169,219,196	168,805,335

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
15. Earnings per share (continued)
Diluted earnings per share
The calculation of diluted earnings per share for the nine months ended December 31, 2010 was based on the profit attributable for equity shareholders of 7,695 (as compared to a loss of 597 for the nine months ended December 31, 2009) and weighted average number of equity shares outstanding during nine months ended December 31, 2010 and 2009, calculated as follows:

	Nine months ended December 31,
	2010	2009
Weighted average number of equity shares at December 31 (Basic)	169,092,967	168,665,824
Effect of stock options outstanding	854,260	—
Weighted average number of equity shares at December 31 (Diluted)	169,947,227	168,665,824
The calculation of diluted earnings per share for the three months ended December 31, 2010 was based on the profit attributable for equity share holders of 2,732 (as compared to a loss of 5,217 for the three months ended December 31, 2009) and weighted average number of equity shares outstanding during the three months ended December 31, 2010 and 2009, calculated as follows:

	Three months ended December 31,
	2010	2009
Weighted average number of equity shares at December 31 (Basic)	169,219,196	168,805,335
Effect of stock options outstanding	715,934	—
Weighted average number of equity shares at December 31 (Diluted)	169,935,130	168,805,335
16. Employee stock incentive plans
Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):
The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The compensation committee of the Board of DRL (the “Compensation Committee”) administers the DRL 2002 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.
The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 1,721,700 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 573,778 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., 5 per option).
The DRL 2002 Plan was further amended on July 27, 2005 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 300,000 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 1,995,478 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., 5 per option).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
16. Employee stock incentive plans (continued)
Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.
After the stock split effected in the form of stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in the above two categories as follows:

	Number of	Number of
	Options granted	Options granted
	under	under
Particulars	Category A	Category B	Total
Options reserved under original Plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	505,939	3,843,163	4,349,102
In April 2007, certain employees surrendered their par value options under category B of the DRL 2002 Plan in exchange for par value options under category B of the DRL 2007 Plan (discussed below). The incremental cost due to such modifications was insignificant.
Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”):
The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The Compensation Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under DRL 2007 plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.
The DRL 2007 Plan provides for option grants in two categories:
Category A: 382,695 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 1,148,084 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., 5 per option).
Fringe Benefit Tax under DRL 2002 Plan and DRL 2007 Plan:
During the year ended March 31, 2008, the Compensation Committee at its meeting held in October 2007 proposed that the Company would absorb the full liability of any Fringe Benefit Tax upon exercise of all stock options granted on or prior to October 2007 and that, in respect of new grants to be made subsequent to that date, the applicable Fringe Benefit Tax would be recovered from employees upon the exercise of their stock options. Amendments to the DRL 2002 and DRL 2007 Plans reflecting these proposals were approved by the shareholders at the Annual General Meeting held on July 22, 2008.
During the year ended March 31, 2010, the Government of India through its Finance Act, 2009 abolished the Fringe Benefit Tax, including those applicable to employee share based payments. Under the Finance Act, 2009, the Fringe Benefit Tax payable by the employer as a result of share based payments would be replaced by an income tax payable by the employees as a “perquisite” (as defined in the Indian Income Tax Act, 1961) based on the value of the underlying share as on the date of exercise of the options. As a result, the employee becomes the primary obligor to discharge all tax liabilities that would arise on exercise of such stock options. Consequently, the previous Fringe Benefit Tax amendments made to the DRL 2002 Plan and DRL 2007 Plan are no longer applicable.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
16. Employee stock incentive plans (continued)
Aurigene Discovery Technologies Ltd. Employee Stock Option Plan 2003 (the “Aurigene ESOP Plan”):
Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees of Aurigene and its subsidiary, Aurigene Discovery Technologies Inc., who have completed one full year of service with Aurigene or its subsidiary. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at an exercise price as determined by Aurigene’s compensation committee. The options issued under the Aurigene ESOP Plan vest in periods ranging from one to three years, including certain options which vest immediately on grant, and generally have a maximum contractual term of three years.
During the year ended March 31, 2008, the Aurigene ESOP Plan was amended to increase the total number of options reserved for issuance to 7,500,000 and to provide for Aurigene’s recovery of the Fringe Benefit Tax from employees upon the exercise of their stock options.
Aurigene Discovery Technologies Ltd. Management Group Stock Grant Plan (the “Aurigene Management Plan”):
In the year ended March 31, 2004, Aurigene adopted the Aurigene Management Plan to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 of its ordinary shares for issuance under this plan. Under the Aurigene Management Plan, stock options may be granted at an exercise price as determined by Aurigene’s compensation committee. As of March 31, 2008, there were no stock options outstanding under the Aurigene Management Plan. The plan was closed by a resolution of the shareholders in January 2008.
Stock option activity during the period:
The terms and conditions of the grants made during the nine months ended December 31, 2010 under the above plans were as follows:

	Number of	Exercise		Vesting	Contractual
	instruments	price		period	life
DRL 2002 Plan:
- Category A	—		—	—	—
- Category B	284,070	INR	5.00	1 to 4 years	5 years

DRL 2007 Plan:
- Category A	—		—	—	—
- Category B	58,660	INR	5.00	1 to 4 years	5 years

Aurigene ESOP Plan:	—		—	—	—
The terms and conditions of the grants made during the nine months ended December 31, 2009 under the above plans are as follows:

	Number of	Exercise		Vesting	Contractual
	instruments	price		period	life
DRL 2002 Plan:
- Category A	—		—	—	—
- Category B	359,840	INR	5.00	1 to 4 years	5 years

DRL 2007 Plan:
- Category A	—		—	—	—
- Category B	74,600	INR	5.00	1 to 4 years	5 years

Aurigene ESOP Plan:	—		—	—	—

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
16. Employee stock incentive plan (continued)
The weighted average inputs used in computing the fair value of such grants were as follows:

	Nine months ended December 31,
	2010	2009
Expected volatility	34.34%	36.45%
Exercise price	5.00	5.00
Option life	2.43 Years	2.44 Years
Risk-free interest rate	6.04%	5.05%
Expected dividends	0.40%	0.82%
Grant date share price	1242.55	612.95
The fair values of services received in return for share options granted to employees are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Black-Scholes model.
For the nine months ended December 31, 2010 and 2009 amounts of 198 and 171, respectively, and for the three months ended December 31, 2010 and 2009, amounts of 66 and 52, respectively have been recorded as total employee share based expense under all employee stock incentive plans. As of December 31, 2010, there was approximately 284 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.97 years.
17. Employee benefit plans
Gratuity benefits
In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and debt instruments of government-owned corporations.
The components of net periodic benefit cost for the nine months ended December 31, 2010 and 2009 are as follows:

	Nine months ended December 31,
	2010	2009
Service cost	48	39
Interest cost	27	23
Expected return on plan assets	(24)	(19)
Recognized net actuarial (gain)/loss	3	5

Net amount recognized	54	48

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
17. Employee benefit plans (continued)
The components of net periodic benefit cost for the three months ended December 31, 2010 and 2009 are as follows:

	Three months ended December 31,
	2010	2009
Service cost	16	14
Interest cost	9	8
Expected return on plan assets	(8)	(6)
Recognized net actuarial (gain)/loss	1	2

Net amount recognized	18	18

Pension plan
All employees of Industrias Quimicas Falcon de Mexico S.A. de C.V. (“Falcon”) are entitled to a pension plan in the form of a defined benefit plan. The pension plan provides a payment to vested employees at retirement or termination of employment. This payment is based on the employee’s integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based on a predefined formula. Liabilities in respect of the pension plan are determined by an actuarial valuation, based upon which the Company makes contributions to the pension plan fund. This fund is administered by a third party who is provided guidance by a technical committee formed by senior employees of Falcon.
The components of net periodic benefit cost for the nine months ended December 31, 2010 and 2009 are as follows:

	Nine months ended December 31,
	2010	2009
Service cost	12	10
Interest cost	18	17
Expected return on plan assets	(21)	(14)
Recognized net actuarial (gain)/loss	6	6

Net amount recognized	15	19

The components of net periodic benefit cost for the three months ended December 31, 2010 and 2009 are as follows:

	Three months ended December 31,
	2010	2009
Service cost	4	4
Interest cost	6	5
Expected return on plan assets	(7)	(4)
Recognized net actuarial (gain)/loss	2	2

Net amount recognized	5	7

Long service benefit recognitions
During the year ended March 31, 2010, the Company introduced a new post-employment defined benefit scheme under which all eligible employees of the parent company who have completed the specified service tenure with the Company would be eligible for a “Long Service Cash Award” at the time of their employment separation. The amount of such cash payment would be based on the respective employee’s last drawn salary and the specified number of years of employment with the Company. Accordingly the Company has valued the liability through an independent actuary.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
17. Employee benefit plans (continued)
The components of net periodic benefit cost for the nine months ended December 31, 2010 and 2009 are as follows:

	Nine months ended December 31,
	2010	2009
Service cost	6	—
Interest cost	3	—
Expected return on plan assets	—	—
Recognized net actuarial (gain)/loss	—	—

Net amount recognized	9	—

The components of net periodic benefit cost for the three months ended December 31, 2010 and 2009 are as follows:

	Three months ended December 31,
	2010	2009
Service cost	2	—
Interest cost	1	—
Expected return on plan assets	—	—
Recognized net actuarial (gain)/loss	—	—

Net amount recognized	3	—

Severance payments of German subsidiaries
In Germany, many statutory health insurance funds (“SHI funds”) and other health insurance providers have been announcing new competitive bidding tenders which continue to cause pressure on the Company’s existing level of revenues due to a steep decrease in product prices. The Company believes that this is leading to a business model of “high volumes and low margins” in the German generic pharmaceutical market.
On account of these developments and other significant adverse events in the German generic pharmaceutical market, during the year ended March 31, 2010 the Company implemented workforce reductions and restructuring of the Company’s German subsidiaries, betapharm and Reddy Holding GmbH, to achieve a more sustainable workforce structure in light of the current situation within the German generic pharmaceuticals industry. Accordingly, during the year ended March 31, 2010, the management and the works councils (i.e., organizations representing workers) of betapharm Arzneimittel GmbH (“betapharm”) and Reddy Holding GmbH entered into “reconciliation of interest” agreements that set out the overall termination benefits payable to identified employees. Accordingly, an amount of 885 (Euro 13.2) was recorded as termination benefits included as part of “Selling, general and administrative expenses” in the consolidated income statement for the year ended March 31, 2010. 435 (Euro 6.6) of such severance payments were recorded during the nine months ended December 31, 2009. There have been no restructuring activities during the three or nine months ended December 31, 2010.
18. Income taxes
Income tax expenses are recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The Company’s consolidated effective tax rate for the nine months ended December 31, 2010 and 2009 was 10% and (1,048)% (excluding impairment losses, it was 20%), respectively.
The difference between the estimated average annual effective income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, effects of changes in tax laws and rates, and the effects of minimum alternate taxes.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
18. Income taxes (continued)
The decrease in the effective tax rate for the nine months ended December 31, 2010 as compared to the nine months ended December 31, 2009 is primarily attributable to the following factors:
•	enhanced weighted deduction on the projected research and development expense for the current fiscal year ended March 31, 2011;

•
during the nine months ended December 31, 2009, the effective tax rate included an income tax benefit primarily on account of the significant reversal of deferred tax liability on intangibles corresponding to the impairment charge recorded in the Company’s German subsidiary. No such benefits existed during the nine months period ended December 31, 2010; and

•
during the nine months ended December 31, 2009, the effective tax rate included higher projected profits in jurisdictions with higher tax rates, on account of market exclusivity on certain products. However, no such circumstances exist during the nine months period ended December 31, 2010.

The total deferred tax benefit recognized directly in the equity amounts to 48 for the nine months ended December 31, 2010 (as compared to tax expense amounting to 74 for the nine months ended December 31, 2009).
During the year ended March 31, 2010, the German tax authorities concluded their preliminary tax audits for betapharm, covering the fiscal years 2001 to 2004, and have objected to certain tax positions taken in those years’ income tax returns filed by betapharm. Management’s best estimate of the additional tax liability that could arise on conclusion of the tax audits, which is expected to be completed in the near future, is 302 (EUR 5). Accordingly, the Company recorded the amount as additional current tax expense in the income statement for the year ending March 31, 2010. Included as part of the Company’s acquisition of betapharm during the year ended March 31, 2006 were certain pre-existing income tax contingencies pertaining to betapharm for the fiscal periods prior to the date of the closing of the acquisition (in March 2006). Accordingly, the terms of the Sale and Purchase Agreement provided that a certain portion of the purchase consideration amounting to 324 (EUR 6) would be set aside in an escrow account, to be set off against certain indemnity claims by the Company in respect of legal and tax matters that may arise covering such pre-acquisition periods. The right to make tax related indemnity claims under the Sale and Purchase Agreement only applies with respect to taxable periods from January 1, 2004 until November 30, 2005. The indemnity right becomes time barred at the end of the seven year anniversary of the closing of the acquisition (in March 2013) and therefore lapses at the end of such period. To the extent that the tax audits cover periods not subject to the indemnity rights under the Sale and Purchase Agreement, the Company has additional indemnity rights pursuant to a tax indemnity agreement with Santo Holdings, the owner of betapharm prior to 3i Group plc.
Upon receipt of such preliminary tax demands, the Company initiated the process of exercising such indemnity rights against the sellers of betapharm and has concluded that as of December 31, 2010 the Company’s recovery of the full tax amounts demanded by the German tax authorities continues to be virtually certain. Accordingly, a separate asset amounting to 302 (EUR 5) representing such indemnity rights against the sellers has been recorded as part of “other assets” in the unaudited condensed consolidated interim statement of financial position.
There are certain income-tax related legal proceedings that are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any material incremental tax liability in respect of these matters.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
19. Acquisition of Non-controlling Interests
Aurigene Discovery Technologies Limited
During the year ended March 31, 2010, 1,899,943 options issued under the Aurigene ESOP Plan were exercised by employees and, accordingly, a corresponding number of equity shares of Aurigene Discovery Technologies Limited were issued, consequently giving rise to a non-controlling interest in the existing wholly owned subsidiary Aurigene Discovery Technologies Limited.
Immediately following the issuance of such shares, the Company acquired them from the holders at a price of 46 per share. Acquisition of the non-controlling interest has been recorded as a treasury transaction as part of the Unaudited Condensed Consolidated Interim Statement of Changes in Equity, as it represents changes in ownership interest without the loss of control by the Company. The difference between the carrying value of such non-controlling interest and the consideration paid by the Company is recognized as a reduction from retained earnings and attributed to the shareholders of the Company.
Dr. Reddy’s Laboratories (Australia) Pty. Limited
During the year ended March 31, 2010, the Company entered into an agreement with Biogenerics Australia Pty. Limited for the acquisition of their non-controlling interest in Dr. Reddy’s Laboratories (Australia) Pty. Limited (“DRLA”). The total purchase consideration is 37 (AUD 1), which includes an amount of 25 (AUD 0.3) contingent upon DRLA achieving certain sales targets on or before December 31, 2010 or upon the listing of a certain number of products under the Pharmaceutical Benefit Scheme in Australia by March 31, 2012.
During the three months ended December 31, 2010, DRLA did not achieve the sales milestone upon which the consideration of 14 was contingent. In accordance with requirements of IFRS 3 (2008), the Company has recorded the change in contingent consideration as a part of other (income)/expense in its unaudited condensed consolidated interim income statement.
Dr. Reddy’s Laboratories (Proprietary) Limited
During the nine months ended December 31, 2010, the Company acquired the non-controlling interest of 40% in Dr. Reddy’s Laboratories (Proprietary) Limited from Calshelf Investments 214 (Proprietary) Limited. The total purchase consideration was 525 (or, in South African Rand, ZAR 81).
Acquisition of the non-controlling interest has been recorded as a treasury transaction as part of the Unaudited Condensed Consolidated Interim Statement of Changes in Equity, as it represents changes in ownership interest without the loss of control by the Company. The difference between the carrying value of such non-controlling interest and the consideration paid by the Company is recognized as a reduction from retained earnings and attributed to the shareholders of the Company.
20. Related parties
The Company has entered into transactions with the following related parties:
•	Diana Hotels Limited for availing hotel services;

•	A.R. Life Sciences Private Limited for availing processing services of raw materials and intermediates;

•	Dr. Reddy’s Holdings Limited;

•	Dr. Reddy’s Foundation for Human and Social Development towards contributions for social development;

•	Institute of Life Science towards contributions for social development;

•	K.K. Enterprises for availing packaging services for formulation products;

•	SR Enterprises for transportation services; and

•	Dr. Reddy’s Laboratories Gratuity Fund.
These are enterprises over which key management personnel have control or significant influence (“significant interest entities”). “Key management personnel” consists of the Company’s Directors and Management council members.
Additionally, the Company has also provided/or taken loans and advances from significant interest entities. The Company has also entered into transactions with its joint venture Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”). These transactions are in the nature of purchase of active pharmaceutical ingredients by the Company from Reddy Kunshan. The Company has also entered into cancellable operating lease transactions with key management personnel and their relatives.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
20. Related parties (continued)
The Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”), which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. During the nine months ended December 31, 2010 and 2009 the Company paid 3 and 64, respectively, to the Gratuity Fund.
The following is a summary of significant related party transactions:

	Nine months ended		Three months ended
	December 31,		December 31,
	2010	2009	2010	2009
Purchases from significant interest entities	303	231	163	82
Sales to significant interest entities	219	103	121	46
Contribution to a significant interest entity towards social development	70	87	18	14
Contribution to a significant interest entity towards research	7	—	7	—
Lease rental paid under cancellable operating leases to key managerial personnel and their relatives	22	20	8	7
Hotel expenses paid	15	8	4	4
Advances taken from significant interest entities	—	—	—	—
The above table does not include the following transactions between key management personnel and the Company:
•
During the nine months ended December 31, 2009, the Company exchanged a piece of land owned by it for another piece of land of the same size that adjoins its manufacturing facility, owned by the key management personnel. The Company concluded that this exchange transaction lacks commercial substance and has accordingly recorded the land acquired at the carrying amount of the land given up, with no profit or loss being recorded for the same.

•	Purchase of land amounting to 21 from a significant interest entity.
The following table describes the components of managerial remuneration:

	Nine months ended		Three months ended
	December 31,		December 31,
Particulars	2010	2009	2010	2009
Salaries	142	184	32	45
Commission*	266	194	98	54
Other Perquisites	1	4	—	1
Share-based payments	45	27	16	10

Total	454	409	146	110

*	Accrued based on profit as of the applicable date in accordance with the terms of employment.
Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.
The Company had the following amounts due from related parties:

	As at
	December 31, 2010	March 31, 2010
Significant interest entities	93	44
Key management personnel	5	5

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
20. Related parties (continued)
As at March 31, 2010, the Company had advanced 1,447 for the purchase of land from a significant interest entity, which was disclosed as part of capital work-in-progress and included in the property, plant and equipment in the Company’s audited Consolidated Financial Statements for the year ended March 31, 2010. The acquisition of such land was expected to be consummated through the acquisition of shares of a special purpose entity that was formed through a court approved scheme of arrangement during the year ended March 31, 2010.
During the nine months ended December 31, 2010, the Company completed the acquisition of this special purpose entity and has therefore obtained control over the land. Consequently, an amount of 1,447 has been classified out of “capital work-in-progress” and included as cost of land acquired as at December 31, 2010.
The Company had the following amounts due to related parties:

	As at
	December 31, 2010	March 31, 2010
Significant interest entities	71	20

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
21. Disclosure of Expense by Nature
The below tables disclose the details of the expense incurred by their nature for the nine months ended December 31, 2010 and 2009, respectively.

	Nine months ended December 31, 2010
		Selling, general	Research and
	Cost of	and administrative	development
Particulars	revenues	expenses	expenses	Total
Employee benefits	3,741	5,648	808	10,197

Depreciation and amortization	1,599	1,242	249	3,090

	Nine months ended December 31, 2009
		Selling, general	Research and
	Cost of	and administrative	development
Particulars	revenues	expenses	expenses	Total
Employee benefits	3,064	5,688	629	9,381

Depreciation and amortization	1,356	10,142	264	11,762
The below tables discloses the details of the expense incurred by their nature for the three months ended December 31, 2010 and 2009 respectively.

	Three months ended December 31, 2010
		Selling, general	Research and
	Cost of	and administrative	development
Particulars	revenues	expenses	expenses	Total
Employee benefits	1,287	1,872	275	3,434

Depreciation and amortization	552	421	92	1,065

	Three months ended December 31, 2009
		Selling, general	Research and
	Cost of	and administrative	development
Particulars	revenues	expenses	expenses	Total
Employee benefits	920	1,473	186	2,579

Depreciation and amortization	474	9,086	81	9,641

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
22. Bonus Debentures
On March 31, 2010 the Company Board of Directors approved a scheme for the issuance of bonus debentures that would be effected by capitalization of the retained earnings, subject to the successful receipt of the necessary approvals of the Company’s shareholders, the High Court of Andhra Pradesh, India and other identified regulatory authorities as mentioned in the proposed scheme. On May 28, 2010 a general meeting of the Company’s shareholders was held in which the proposed bonus debenture scheme was approved. The proposed bonus debenture scheme entails the issuance and allotment of unsecured, non-convertible, redeemable, fully paid up (i.e., the shareholders need not pay any amounts to receive them) bonus debentures carrying a face value of 5 each (“bonus debentures”) to the shareholders of the Company, in the ratio of 6 bonus debentures for each equity share held by them, on a date to be determined in future. The bonus debentures will carry a coupon rate (to be determined in the future) that is to be paid annually. Additionally, these bonus debentures will be redeemable upon election at the end of 36 months from the initial date of issuance.
No adjustments have been recorded for this proposed scheme in these unaudited condensed consolidated interim financial statements, as the proposed bonus debenture scheme will become effective only after the successful receipt of approvals from the High Court of Andhra Pradesh, India and other identified regulatory authorities as mentioned in the proposed scheme. On July 19, 2010, the Company received the High Court’s approval of the scheme. On January 18, 2011, the Company received approval from the Reserve Bank of India, subject to the Company obtaining a no objection certificate from the Indian income tax authorities.
Subsequently on February 1, 2011, the Company received the no objection certificate from the Indian income tax authorities. Consequently, all requisite approvals associated with this scheme are complete. Management is in the process of implementing the scheme and has initiated necessary actions in this regard.
In relation to the above mentioned scheme, the Company incurred costs of 44 during the nine months ended December 31, 2010, representing directly attributable transaction costs payable to financial advisors. The amount has been disclosed as a prepayment in the statement of financial position pending the issuance of such financial instruments. On issuance of these financial instruments, such directly attributable transaction costs will be recorded as a reduction from the initial measured amount.
23. Sale of Dossiers and Marketing Authorizations
On June 30, 2010, the Company entered into an asset purchase agreement with GlaxoSmithKline Trading Services Limited (“GSK Brazil”) for the sale and transfer of marketing authorizations, underlying dossiers (i.e., the product information) and other business information relating to a portfolio of products that are currently being marketed in the Brazilian territory by the Company through its wholly-owned subsidiary, Dr. Reddy’s Farmaceutica do Brasil Ltda.
The total consideration which GSK will pay to the Company under this agreement is 604 (U.S.$13), of which U.S.$4 is an up-front payment, and pertains to currently marketed products, the dossiers for which have been filed with the National Health Surveillance Agency” of Brazil (also known as “ANVISA”) by the Company. In addition, U.S.$9 is in the form of payments contingent upon the satisfaction of certain milestone events, and pertains to products that are currently under development.
Concurrently, the Company also entered into a distribution and supply agreement with GSK Brazil, whereby GSK Brazil has agreed to purchase all its requirements for the final products which underlie the transferred marketing authorizations exclusively from the Company, for a period of 3 years effective from the closing of the asset purchase agreement, unless the Company persistently fails to supply the final products in accordance with the terms of the agreement.
Through these contracts, the Company and GSK Brazil intend to foster a collaborative effort between them, whereby certain selected final products available with the Company would be licensed to GSK Brazil, which in turn will apply for the requisite regulatory approvals for affecting the sales of such products across the identified territory. Profits made under such arrangement will be shared between the Company and GSK Brazil in accordance with the pre-determined ratio set forth in the agreement.
During the three months ended December 31, 2010 the Company has received 27 (U.S.$0.6) from GSK Brazil as an upfront payment towards achievement of certain milestones pertaining to products under development.
In order to appropriately reflect the overall commercial effect of the arrangement, the asset purchase agreement and the agreement for the distribution and supply of final products for 3 years have been combined as a single unit of accounting, as the transfer of marketing authorizations under the asset purchase agreement does not culminate into a separate revenue generating activity and is independent of the performance obligation under the distribution and supply arrangements. Accordingly, the upfront payments of 186 (U.S.$4) and 27 (U.S.$0.6) have been deferred and disclosed as part of other liabilities in the unaudited condensed consolidated interim financial statement, to be recognized over the 3 year period of the product supply under the distribution and supply arrangements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
24. Agreement to acquire manufacturing site in the United States
On November 22, 2010 the Company and GlaxoSmithkline Plc (“GSK”), entered into an agreement for the Company to acquire GSK’s oral penicillin facility located in the United States and the rights over certain GSK product portfolios. The transaction is expected to be consummated before June 30, 2011, and therefore no adjustments have been made in the condensed consolidated interim financial statements for the nine months ended December 31, 2010.
25. Change in currency translation rate in Venezuela
The Company’s Venezuela operations are conducted as an extension of the parent company and, accordingly, the functional currency of operation is the Indian rupee. On December 30, 2010, the Foreign Exchange Administration Commission of Venezuela (commonly referred to as the “CADIVI”) enacted a decree (exchange agreement No.14) to unify the official exchange rates at a single rate of 4.3 Venezuela Bolivars (“VEB”) per U.S.$ by abolishing the preferential rate of 2.6 VEB per U.S.$ effective from January 1, 2011.
Further, on January 13, 2011, the CADIVI issued a further decree to interpret the transitional requirements for the use of official exchange rates and described the following conditions to be satisfied for the continued usage of the preferential rate of 2.6 VEB per U.S.$:
•
payments for which the CADIVI had issued an approval in the form of approvals of fund repatriation Autorización de Liquidación de Divisas (“ALD”) and which had been sent to and received by the Banco Central de Venezuela by December 31, 2010; or

•
payments for which the CADIVI had issued an Authorization of Foreign Currency Acquisition (“AAD”) by December 31, 2010 if the approval relates to imports for the health and food sectors or certain other specified purposes.

Based on the authorizations received by the Company, and in light of the above announcements, the Company believes that it is eligible for the usage of the preferential rate of 2.6 VEB per U.S.$ in relation to the total value of monetary items denominated in VEB as on December 31, 2010. Accordingly, all monetary items in the Company’s Venezuelan operations are translated into the functional currency at the preferential rate of 2.6 VEB per U.S.$, and the resultant exchange loss has been recognized as a finance expense in the unaudited condensed consolidated interim income statement.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
26. Contingencies
Litigations, etc.
The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss (if any) being sustained, and an estimate of the amount of any loss, is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.
Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note 26 to the unaudited condensed consolidated interim financial statements, the Company does not expect them to have a materially adverse effect on its financial position. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.
Product and patent related matters
Norfloxacin litigation
The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (the “DPCO”), the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India for the upward revision of the maximum selling price and a legal suit in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition, which is currently pending.
During the year ended March 31, 2006, the Company received a notice from the Government of India demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to 285 including interest thereon. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the Government of India, which amounted to 77. The Company deposited this amount with the Government of India in November 2005 and is awaiting the outcome of its appeal with the Supreme Court. In February 2008, the High Court directed the Company to deposit an additional amount of 30, which was deposited by the Company in March 2008. Additionally in November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believes will strengthen its defense against the demand. The Company has fully provided for the potential liability related to the principal amount demanded by the Government of India. In the event the Company is unsuccessful in its litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to the Government of India including penalties or interest, if any, which amounts are not readily ascertainable.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
26. Contingencies (continued)
Product and patent related matters (continued)
Styptovit-K litigation
During the nine months ended December 31, 2010, the Competition Appellate Tribunal of India issued a preliminary notice of inquiry alleging that the Company engaged in an unfair trade practice with respect to the manufacture and marketing of Styptovit and Styptovit-K (the Company’s branded versions of adrenochrome monosemicarbazone-ascorbic acid-calcium phosphate-menadione-rutin) by launching new versions of these products which omitted any active pharmaceutical ingredients which would have caused them to be subject to price control under Indian law. On December 1, 2010, the Competition Appellate Tribunal of India dismissed the case.
Fexofenadine United States litigation
In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis’ (“Aventis”) Allegra® tablets. The Company is presently defending patent infringement actions brought by Aventis and Albany Molecular Research (“AMR”) in the United States District Court for the District of New Jersey. There are three formulation patents, three methods of use patents, and three synthetic process patents which are at issue in the litigation. The Company has obtained summary judgment with respect to two of the formulation patents. Teva Pharmaceuticals Industries Limited (“Teva”) and Barr Pharmaceuticals, Inc. (“Barr”) were defending a similar action in the same court. In September 2005, pursuant to an agreement with Barr, Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated (bioequivalent) to Aventis’ Allegra® tablets. Aventis brought patent infringement actions against Teva and its active pharmaceutical ingredients (“API”) supplier in the United States District Court for the District of New Jersey. There were three formulation patents, three use patents, and two API patents at issue in the litigation. Teva obtained summary judgment in respect of each of the formulation patents. On January 27, 2006, the District Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during Teva’s hearing are likely to be substantially similar to those which will be presented with respect to the Company’s fexofenadine hydrochloride tablet products. Subsequent to the preliminary injunction hearing, Aventis sued Teva and Barr for infringement of a new patent claiming polymorphic forms of fexofenadine.
The Company utilizes an internally developed polymorph and has not been sued for infringement of the new patent. On November 18, 2008, Teva and Barr announced settlement of their litigation with Aventis. On September 9, 2009, AMR added a new process patent to the litigation. This new process patent is related to the manufacturing of the active ingredient contained in the group of tablets being sold under the Allegra® franchise (which include Allegra®, Allegra-D 12® and Allegra-D 24®). Subsequent to the receipt of the U.S. FDA approval in March 2010 for the Company’s ANDA relating to fexofenadine-pseudoephedrine higher strength (the generic version of Allegra-D 24®), AMR and Aventis sought a preliminary injunction against the Company in the District Court of New Jersey to withhold the launch of the Company’s product.
Subsequent to the receipt of the U.S. FDA approval in March 2010 for the Company’s ANDA relating to fexofenadine-pseudoephedrine higher strength (the generic version of Allegra-D 24®), AMR and Aventis sought a preliminary injunction against the Company in the District Court of New Jersey to withhold the launch of the Company’s generic version of Allegra D24® product in the U.S. market, arguing that they were likely to prevail on their claim that the Company infringed AMR’s U.S. Patent No. 7,390,906. In June 2010, the District Court of New Jersey issued the requested preliminarily injunction against the Company. Sanofi-Aventis and AMR posted security of U.S $40 with the District Court of New Jersey towards the possibility that the injunction had been wrongfully granted. The security posted shall remain in place until further order of the Court. Pending the final outcome of the case, the Company has not recorded any asset in the unaudited condensed consolidated financial statements in this respect.
On January 28, 2011, the District Court of New Jersey held that, based on Sanofi-Aventis and AMR’s admittance of non-provability of infringement for the Company’s products, the preliminary injunction issued in June 2010 will automatically dissolve. However, Aventis and AMR have the right to appeal this order in the Federal Circuit of the United States Court of Appeals. The Company subsequently launched sales of its generic version of Allegra-D 24®. Although the preliminary injunction has been removed, all such sales are at risk pending final resolution of the litigation. If Aventis and AMR are ultimately successful in their allegation of patent infringement, the Company could be required to pay damages related to fexofenadine hydrochloride and fexofenadine-pseudoephedrine tablet sales made by the Company, and could also be prohibited from selling these products in the future.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
26. Contingencies (continued)
Product and patent related matters (continued)
Alendronate Sodium, Germany litigation
In February 2006, MSD Overseas Manufacturing Co. (“MSD”), an entity affiliated with Merck & Co Inc. (“Merck”), initiated infringement proceedings against betapharm before the German Civil Court of Mannheim alleging infringement of the supplementary protection certificate on the basic patent for Fosamax® (MSD’s brand name for alendronate sodium). betapharm and some other companies are selling generic versions of this product in Germany. MSD’s patent, which expired in April 2008, was nullified in June 2006 by the German Federal Patent Court. However, MSD filed an appeal against this decision at the German Federal Supreme Court. The German Civil Court of Mannheim decided to stay the proceedings against betapharm until the German Federal Supreme Court has decided upon the validity of the patent.
In March 2007, the European Patent Office granted Merck a patent, which will expire on July 17, 2018, covering the use of alendronate for the treatment of osteoporosis (the “new patent”). betapharm filed protective writs to prevent a preliminary injunction without a hearing. betapharm also filed an opposition against this new patent at the European Patent Office, which revoked the new patent on March 18, 2009. Merck filed notice of appeal of such revocation, and a final decision is not expected before 2011. In August 2007, Merck initiated patent infringement proceedings against betapharm before the German civil court of Düsseldorf, which decided to stay the proceedings until a final decision of the European Patent Office is rendered.
There are other jurisdictions within Europe where the new patent has already been revoked. As a result of this, the Company continues selling its generic version of Fosamax. If Merck is ultimately successful in its allegations of patent infringement, the Company could be required to pay damages related to the above product sales made by the Company, and could also be prohibited from selling these products in the future.
Oxycodon, Germany litigation
The Company has been selling “Oxycodon beta” (generic oxycontin) in Germany since 2007. The Company has for some time been aware of litigation with respect to one of its suppliers and licensors of generic oxycontin, who has also been supplying this product to several other generic pharmaceutical companies in Germany. In April 2007, there were nullity/opposition as well as infringement proceedings filed separately against this supplier on two formulation patents by the innovator.
Subsequently, the Company’s supplier and all licensees had jointly filed a nullity petition at the German Federal Patent Court. During the nullity proceedings, in the case of the first patent, the Federal Patent Court in 2009 revoked the patent. The innovator appealed this decision and currently this proceeding is pending at the Federal Court of Justice. On the second patent, opposition was filed by various parties with the Opposition Division, and in its oral proceedings in April 2008, the Division maintained the patent. Appeals of this decision were filed by both the patentee and the opponents (including the Company’s supplier) and oral proceedings took place in October 2009 and October 2010. In October 2010, the Board of Appeal referred this to an enlarged Board and its decision is currently pending.
The innovator has since then also filed an infringement action for both of the two formulation patents against the Company’s supplier in the German Civil Court of Mannheim as well as in Switzerland (where the product is manufactured). The German court in Mannheim in its first decision in August 2008 held that the Company’s supplier’s product was non-infringing. This decision was appealed by the innovator to the higher District Court of Karlsruhe, and a decision on this appeal is expected to be issued later in 2011.
In the second week of January 2011, the innovator initiated a separate (secondary) legal action against the Company. It is understood that a similar action has also been initiated against all other licensees and that such an action is only a legal/procedural matter and does not have any change in impact on the main cases. The Company has also signed a cost sharing agreement under which the supplier will share a portion of the losses resulting from any innovator damage claim. As of January 10, 2011, based on a legal evaluation, the Company continues to sell this product.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
26. Contingencies (continued)
Product and patent related matters (continued)
Olanzapine, Canada litigation
The Company supplies certain generic products, including olanzapine tablets (the generic version of Eli Lilly’s Zyprexa® tablets), to Pharmascience, Inc. for sale in Canada. Several generic pharmaceutical manufacturers have challenged the validity of the Zyprexa® patents in Canada. In June 2007, the Canadian Federal Court held that the invalidity allegation of one such challenger, Novopharm Ltd., was justified and denied Eli Lilly’s request for an order prohibiting sale of the product. Eli Lilly responded by suing Novopharm for patent infringement. Eli Lilly also sued Pharmascience for patent infringement, but that litigation was dismissed after the parties agreed to be bound by the final outcome in the Novopharm case. As reflected in Eli Lilly’s regulatory filings, the settlement allows Pharmascience to market olanzapine tablets subject to a contingent damages obligation should Eli Lilly be successful in its litigation against Novopharm. The Company’s agreement with Pharmascience includes a provision under which the Company shares a portion of all cost and expense incurred as a result of settling lawsuits or paying damages that arise as a consequence of selling the products.
For the preceding reasons, the Company is exposed to potential damages in an amount that may equal the Company’s profit share derived from sale of the product. During October 2009, the Canadian Federal Court decided, in the Novopharm case, that Eli Lilly’s patent for Zyprexa is invalid. This decision was, however, reversed in part by the Federal Court of Appeal on July 21, 2010 and remanded for further consideration. Pending the final decision, the Company continues to sell the product to Pharmascience and remains exposed to potential damages in an amount that may equal the Company’s profit share derived from sale of the product.
Erlotinib, India litigation
The Company launched Tyrokinin tablets (Erlotinib Hydrochrolride-150 mg, a generic version of Roche’s Tarceva®) in India in January 2010. The Company sources this product from Natco Pharma Ltd. (“NATCO”). Roche sued the Company and NATCO for infringement of the erlotinib product patent in the High Court of Delhi and sought an injunction restraining the sale of the product. The matter came up for hearing on April 8, 2010 before the High Court of Delhi, on which date the Company filed its written statement and counterclaim. The High Court of Delhi heard the matter and no interim injunction orders were issued, and subsequently, the Company sought and was granted further time for filing of the counter claim; a separate counterclaim has also been filed on similar grounds with the Indian Intellectual Property Appellate Board (“IPAB”). Further, the High Court of Delhi allowed the Company’s request of summoning the Delhi Patent office records relating to the case. As of the date of this report, the matter is listed before the Joint Registrar of IPAB for completion of pleadings and admission/or denial of documents, and after it came up for hearing on December 15, 2010 is posted for hearing on January 31, 2011.
Roche is also currently litigating on the same product in the High Court of Delhi, against Cipla, who has been selling this product since January 2008. If Roche is ultimately successful in its allegations of patent infringement, the Company could be required to pay damages related to the product sales made by the Company, and could also be prohibited from selling these products in the future. Based upon a legal evaluation, the Company continues to sell this product.
Ceragenix Bankruptcy Litigation
In November 2007, the Company entered into a Distribution and Supply Agreement with Ceragenix Pharmaceuticals, Inc. and Ceragenix Corporation (collectively, “Ceragenix.”). Under this agreement, the Company made up-front and milestone payments of U.S.$5 and commenced distribution of the dermatological product EpiCeram, a skin barrier emulsion device, in the United States and its territories. As on December 31, 2010, the Company is carrying a balance intangible value of U.S.$3.4 relating to these payments.
In June 2010, Ceragenix (both entities) filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code. In July 2010, Ceragenix filed a motion for entry of an interim order and, subsequently, filed a motion for entry of a final order authorizing the execution of an asset purchase agreement (executed on November 10, 2010) with PuraCap Pharmaceutical LLC to sell, among other things, the patent license, certain business assets and intellectual property relating to EpiCeram. The Company had objected to the proposed sale on various grounds and Ceragenix has withdrawn the motion. The Company is taking necessary actions to protect its rights under the agreement. The proceedings from the Bankruptcy Court are expected to continue in 2011. The rights of the Company under this agreement will be evaluated after the final decision of the court including any consequential impact on the carrying value of the intangible asset, if any.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
26. Contingencies (continued)
Environmental matter
The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at 1.30 per acre for dry land and 1.70 per acre for wet land. Accordingly, the Company has paid a total compensation of 3. The matter is pending in the courts and the possibility of additional liability is remote. The Company will not be able to recover the compensation paid, even if the decision of the court is in favor of the Company.
Indirect taxes related matter
During the year ended March 31, 2003, the Central Excise Authorities of India (the “Authorities”) issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Authorities demanded payment of 176 from the vendor, including penalties of 90. Through the same notice, the Authorities issued a penalty claim of 70 against the Company. During the year ended March 31, 2005, the Authorities issued an additional notice to this vendor demanding 226 from the vendor, including a penalty of 51. Through the same notice, the Authorities issued a penalty claim of 7 against the Company. Furthermore, during the year ended March 31, 2006, the Authorities issued an additional notice to this vendor demanding 34. The Company has filed appeals against these notices. In August and September 2006, the Company attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on this matter. In October 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demand notices. In July 2007, the Authorities appealed against CESTAT’s order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.
Regulatory matters
In November 2007, the Attorneys General of the State of Florida and the Commonwealth of Virginia each issued subpoenas to the Company’s U.S. subsidiary, Dr. Reddy’s Laboratories, Inc. (“DRLI”). In March 2008, the Attorney General of the State of Michigan issued a Civil Investigative Demand (“CID”) to DRLI. These subpoenas and the CID generally required the production of documents and information relating to the development, sales and marketing of the products ranitidine, fluoxetine and buspirone, all of which were sold by Par Pharmaceuticals Inc. (“Par”) pursuant to an agreement between Par and DRLI. DRLI has responded to the initial requests and is in the process of responding to subsequent requests and will continue to cooperate with the Attorneys General in these investigations.
Other
Additionally, the Company and its affiliates are involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The Company does not believe that there are any such pending matters that will have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
27. Subsequent events
Bonus debentures
On January 18, 2011, the Company received approval from the Reserve Bank of India with respect to its scheme for the issuance of bonus debentures, subject to the Company obtaining a no objection certificate from the Indian income tax authorities. Subsequently, on February 1, 2011, the Company received the no objection certificate from the Indian income tax authorities. Consequently, the Company has received all approvals required to effectuate the scheme. The Company is in the process of implementing the scheme and has initiated necessary actions in this regard. (See Note 22 above for further details).
Fexofenadine United States litigation
Subsequent to the receipt of the U.S. FDA approval in March 2010 for the Company’s ANDA relating to fexofenadine-pseudoephedrine higher strength (the generic version of Allegra-D 24®), AMR and Aventis sought a preliminary injunction against the Company in the District Court of New Jersey to withhold the launch of the Company’s generic version of Allegra D24® product in the U.S. market, arguing that they were likely to prevail on their claim that Company infringed AMR’s U.S. Patent No. 7,390,906. In June 2010, the District Court of New Jersey issued the requested preliminarily injunction against the Company. Sanofi-Aventis and AMR posted a security of U.S$40 with the District Court of New Jersey, towards the possibility that the injunction had been wrongfully granted. The security posted shall remain in place until further order of the Court. Pending the final outcome of the case, the Company has not recorded any asset in the unaudited condensed consolidated financial statements in this respect.
On January 28, 2011, the District Court of New Jersey held that, based on Sanofi-Aventis and AMR’s admittance of non-provability of infringement for the Company’s products, the preliminary injunction issued in June 2010 will automatically dissolve. However, Aventis and AMR have the right to appeal such order in the Federal Circuit of the United States Court of Appeals. The Company subsequently launched sales of its generic version of Allegra-D 24®. Although the preliminary injunction has been removed, all such sales are at risk pending final resolution of the litigation. If Aventis and AMR are ultimately successful in their allegation of patent infringement, the Company could be required to pay damages related to fexofenadine hydrochloride and fexofenadine-pseudoephedrine tablet sales made by the Company, and could also be prohibited from selling these products in the future. (See Note 26 above for further details).

ITEM 2.	OPERATING AND FINANCIAL REVIEW, TREND INFORMATION
The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related cash flow statements and notes, and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2010, all of which is on file with the SEC (collectively, our “Form 20-F”) and the unaudited condensed consolidated interim financial statements contained in this report on Form 6-K and the related statement of cash flow and notes (collectively, the “Financial Statements”).
This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.
Three months ended December 31, 2010 compared to the three months ended December 31, 2009
The following table sets forth, for the periods indicated, our consolidated revenues and gross profits by segment:

					(in millions)
	Three months ended December 31, 2010				Three months ended December 31, 2009
				Gross				Gross
		Revenues		profit %		Revenues		profit %
		% to	Gross	to		% to	Gross	to
	Revenues	total	profit	revenues	Revenues	total	profit	revenues
Global Generics	13,589	72%	8,851	65%	11,723	68%	7,034	60%
Pharmaceutical Services and Active Ingredients	4,980	26%	1,419	28%	5,237	30%	1,648	31%
Proprietary Products	161	1%	130	81%	151	1%	116	77%
Others	255	1%	14	6%	185	1%	11	6%

Total	18,985	100.0%	10,414	55%	17,296	100.0%	8,809	51%

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	Percentage of Sales
	Three months ended December 31,		Percentage
	2010	2009	Increase/(Decrease)
Revenues	100%	100%	10%
Gross profit	55%	51%	18%
Selling, general and administrative expenses	34%	31%	17%
Research and development expenses	7%	5%	46%
Impairment loss on goodwill/other intangible assets	—	50%	NC
Other (income)/expense, net	(1)%	(1%)	16%
Results from operating activities	15%	(34)%	NC
Finance (income)/expense, net	—	—	NC
Profit before income taxes	15%	(34)%	NC
Income tax (expense)/benefit, net	(1)%	4%	NC
Profit for the period	14%	(30)%	NC

Revenues
•	Our overall consolidated revenues were at 18,985 million for the three months ended December 31, 2010, an increase of 10% as compared to 17,296 million for the three months ended December 31, 2009.
•
For the three months ended December 31, 2010, our revenue breakdown by geography was as follows: 31% of our revenues were from North America (the United States and Canada), 21% of our revenues were from Europe, 19% of our revenues were from India, 15% of our revenues were from Russia and other countries of the former Soviet Union, and 14% of our revenues were from other countries.

•
During the three months ended December 31, 2010, the average Indian rupee/U.S.$ exchange rate and the average Indian Rupee/Euro exchange rate appreciated by approximately 4% and 11%, respectively, compared to the average exchange rates in the three months ended December 31, 2009. This change in the exchange rates resulted in lower reported revenue growth rates because of the decrease in rupee realization from sales in U.S. dollars and Euros.

Segment Analysis
Global Generics
Revenues from our Global Generics segment were 13,589 million for the three months ended December 31, 2010, an increase of 16% as compared to 11,723 million for the three months ended December 31, 2009. This growth was largely led by increases in our key market of North America (the United States and Canada).
North America (the United States and Canada), Germany, India and Russia are the four key markets of our Global Generics business, generating approximately 85% of the revenues in this segment for the three months ended December 31, 2010.
North America. Revenues in North America (the United States and Canada) were 4,765 million for the three months ended December 31, 2010, an increase of 60% over the three months ended December 31, 2009. Excluding the effects of changes in currency exchange rates, these revenues grew at a year-on-year growth rate of 66% for the three months ended December 31, 2010 as compared to the three months ended December 31, 2009 and 4% for the nine months ended December 31, 2010 as compared to the nine months ended December 31, 2009. The growth in the three months ended December 31, 2010 represents the fourth consecutive quarter of sequential growth. This is a result of market share expansion in our existing products as well as new product launches. We have launched seven new products in the nine months ended December 31, 2010, three of which were launched late in the quarter during the three months ended December 31, 2010, including a limited competition launch of zafirlukast and follow-on generic launches of lansoprazole and valacyclovir. Our launch of zafirlukast generated lower than expected sales due to the entry of an authorized generic competitor. During the three months ended December 31, 2010, we filed 6 ANDAs. As of December 31, 2010, we had 74 ANDAs pending approval at the U.S. FDA, of which 32 are Paragraph —IV filings and 12 have first-to-file status.
Germany. Revenues in Germany were 1,380 million for the three months ended December 31, 2010, a decrease of 33% as compared to the three months ended December 31, 2009. This decrease was largely due to price erosion caused by commencement of new competitive bidding tenders by statutory health insurance funds (“SHI funds”) and other health insurance providers. Excluding the effects of changes in currency exchange rates, these revenues decreased at a year-on-year rate of 24% for the three months ended December 31, 2010 as compared to the three months ended December 31, 2009 and 15% for the nine months ended December 31, 2010 as compared to the nine months ended December 31, 2009. In December 2010, the preliminary results of the competitive bidding sale (or “tender”) process from the Allgemeine Ortskrankenkassen (“AOK”), one of the largest SHI funds in Germany, were announced and we were awarded three products from this tender. However, many products under this tender are currently under litigation and the implementation of the tender from June 2011 remains uncertain. We expect to launch new products not covered under tenders to partly offset the pricing pressure from existing and new tenders.
India. Revenues in India for the three months ended December 31, 2010 were 3,000 million, an increase of 14% as compared to the three months ended December 31, 2009. The year-on-year growth rate was 18% for the nine months ended December 31, 2010 as compared to the nine months ended December 31, 2009. This increase in the three months ended December 31, 2010 constitutes 9% volume growth and 6% contribution from new products launched in the twelve months ended December 31, 2010. During the three months ended December 31, 2010, we launched 16 new products in India. Reditux, our biosimilar product which was launched three years ago, is now among our top 5 brands in India. In the three months ended December 31, 2010, we launched Cresp, our biosimilar product in the oncology segment. In addition, we expect an approval and launch of our fourth biosimilar product in the near future.

Russia. Revenues in Russia were 2,445 million for the three months ended December 31, 2010, an increase of 7% as compared to the three months ended December 31, 2009. Excluding the effects of changes in currency exchange rates, the year-on-year growth was 11% for the three months ended December 31, 2010 as compared to the three months ended December 31, 2009 and 25% for the nine months ended December 31, 2010 as compared to the nine months ended December 31, 2009. This growth in the three months ended December 31, 2010 was led by volume increase and new products launched in the twelve months ended December 31, 2010. We were ranked 13th in sales in the Russian pharmaceutical market for the nine months ended December 31, 2010 according to Pharmexpert, a market research firm, in its December 2010 report. Our prescription secondary sales growth of 21% in pricing and 32% in volume terms for the nine months ended December 31, 2010 exceeded the Russian pharmaceutical market’s growth rates of 7% in pricing and 11% in volume terms during the same period. Our recent launches have been doing well as a result of our effective branding and marketing efforts. In the Russian market, we intend to focus on increasing the over-the-counter and in-licensed products in our portfolio.
Other Markets. In addition to the four key markets described above, some other major countries where we have a presence and are focused on building our Global Generics business include the countries of the former Soviet Union, the United Kingdom, Venezuela and Romania.
Revenues from other countries of the former Soviet Union were 435 million for the three months ended December 31, 2010, a decrease of 11% as compared to the three months ended December 31, 2009. Excluding the effects of changes in currency exchange rates, the year-on-year decline was 8% for the three months ended December 31, 2010 as compared to the three months ended December 31, 2009. This decline was largely due to the relatively earlier onset of the winter season in the three months ended December 31, 2009 leading to high sales in such period.
Revenue from other markets were 1,564 million for the three months ended December 31, 2010, an increase of 20% as compared to the three months ended December 31, 2009. This increase was primarily driven by growth in revenues in the markets of South Africa, the United Kingdom and Romania.
Pharmaceutical Services and Active Ingredients (“PSAI”)
Revenues for the three months ended December 31, 2010 were 4,980 million, a decrease of 5% as compared to the three months ended December 31, 2009. Excluding the effects of changes in currency exchange rates, the year-on-year change over the three months ended December 31, 2009 was largely flat. This was largely attributable to an increase in revenues due to new product launches in our active pharmaceutical ingredients business, offset by a decrease in revenues from our pharmaceutical services business. In the three months ended December 31, 2010, we filed 9 Drug Master Files (“DMFs”) worldwide, including 2 DMFs in the United States. Cumulatively, our total worldwide DMFs as of December 31, 2010 were 436, including 159 DMFs in the United States.
Gross Margin
Our total gross margin was 10,414 million for the three months ended December 31, 2010, representing 55% of revenues for that period, as compared to 8,809 million for the three months ended December 31, 2009, representing 51% of revenues for that period.
The gross margin for our Global Generics segment was 65% for the three months ended December 31, 2010, as compared to 60% for the three months ended December 31, 2009. This increase in margins was largely due to higher margins from new products launched in our North America Generics market in the twelve months ended December 31, 2010.
The gross margin for our Pharmaceutical Services and Active Ingredients segment was 28% for the three months ended December 31, 2010, as compared to 31% for the three months ended December 31, 2009. This decrease in margins was due to price erosion of existing products, partially offset by higher margins from new product launches in our Active Ingredients business.

Selling, general and administrative expenses
Our selling, general and administrative expenses were 6,374 million for the three months ended December 31, 2010, an increase of 17% as compared to 5,431 million for the three months ended December 31, 2009. The increase was largely on account of the following:
•	higher product related legal costs in the United States, largely on account of our ongoing fexofenadine litigation;
•	higher selling and marketing costs, and incremental costs on account of increases in our sales force in India during the twelve months ended December 31, 2010; and
•	advertisement expenditures related to our new over-the-counter product launches in Russia.
Research and development expenses
Our research and development costs were 1,306 million for the three months ended December 31, 2010, an increase of 46% as compared to 892 million for the three months ended December 31, 2009. This increase was on account of a significant scale-up in the research and development activities of our Global Generics and Proprietary Products segments.
Finance income/(expense), net
Our net finance expense was 48 million for the three months ended December 31, 2010, as compared to 50 million for the three months ended December 31, 2009.
Our net interest expense was 98 million for the three months ended December 31, 2010, as compared to 19 million for the three months ended December 31, 2009. This change was largely due to an increase in the outstanding amount of our short term loans and lower interest income from fixed deposits.
Our foreign exchange gain was 46 million for the three months ended December 31, 2010, as compared to a loss of 44 million for the three months ended December 31, 2009.
Profit before income taxes
Profit before income taxes was 2,884 million for the three months ended December 31, 2010, as compared to loss of 5,994 million for the three months ended December 31, 2009. The loss of 5,994 million in the three months ended December 31, 2009 includes the impairment loss on intangibles and goodwill of 8,603 million.
Income tax expense
Our income tax expense was 152 million for the three months ended December 31, 2010, as compared to income tax benefit of 777 million for the three months ended December 31, 2009. The tax benefit of 777 million in the three months ended December 31, 2009 includes the tax benefit due to the impairment of intangibles.
Profit for the period
As a result of the above, our net income was 2,732 million for the three months ended December 31, 2010, representing 14% of our total revenues for such period, as compared to a loss of 5,217 million for the three months ended December 31, 2009. The loss of 5,217 million in the three months ended December 31, 2009 includes the impairment loss on intangibles and goodwill of 8,603 million, adjusted for its associated tax.

ITEM 3.	LIQUIDITY AND CAPITAL RESOURCES
We have primarily financed our operations through cash flows generated from operations and short term loans and borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, and regular business operations.
As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.
The following table summarizes our statements of cash flows for the periods presented:

	Nine months ended December 31,
	2010	2010		2009
	( in millions, U.S.$ in millions)
Net cash from/(used in):
Operating activities	7,184	U.S.$	160	11,422
Investing activities	(5,759)		(129)	(3,356)
Financing activities	(3,920)		(88)	(8,386)

Net increase/(decrease) in cash and cash equivalents	(2,495)	U.S.$	(56)	(320)

Operating Activities
The net result of operating activities was a cash inflow of 7,184 for the nine months ended December 31, 2010, as compared to a cash inflow of 11,422 for the nine months ended December 31, 2009. The net cash provided by operating activities decreased significantly during the current period primarily on account of:
•
Our receivables increased by 1,548 million for the nine months ended December 31, 2010, as compared to a decrease of 2,068 million for the nine months ended December 31, 2009. Such decrease in receivables for the nine months ended December 31, 2009 was primarily due to collections from customers in the United States pertaining to sumatriptan, our authorized generic version of Imitrex®.

•
Our inventory increased by 2,886 million for the nine months ended December 31, 2010, as compared to a decrease of 728 million for the nine months ended December 31, 2009. Such higher rate of increase for the nine months ended December 31, 2010 was on account of new product launches, as well as our business strategy to increase our market share for certain molecules.

Investing Activities
Our investing activities resulted in a net cash outflow of 5,759 million for the nine months ended December 31, 2010, as compared to a net cash outflow of 3,356 million for the nine months ended December 31, 2009. This increase in cash outflow in investing activities was primarily due to increases in capital expenditures by 4,506 million, in line with our capacity expansion plans and establishment of new production facilities, and was also due to the 2,530 million cash payment to I-VEN’s beneficial owners for settlement of the portfolio termination value option under our research and development agreement with I-VEN (as further described in Note 9. above). This increased outflow was partially offset by 4,546 million of cash inflow from net proceeds on sale of investments. Certain investments were liquidated to make the payment for the settlement of the I-VEN portfolio termination value option and to meet our capital expenditure requirements.
Financing Activities
Our financing activities resulted in a net cash outflow of 3,920 million for the nine months ended December 31, 2010, as compared to a net cash outflow of 8,386 million for the nine months ended December 31, 2009. The decrease in net cash outflow from financing activities was primarily due to 12,151 million increase in short term borrowings during the nine months ended December 31, 2010, as compared to a repayment of short term borrowings of 4,161 for the nine months ended December 31, 2009. This increase in short term borrowings was offset by increases in cash outflow due to the repayment of 8,939 of long term debt for, and an amount of 525 million cash paid, to acquire non-controlling interests in Dr. Reddy’s Laboratories (Proprietary) Limited during the nine months ended December 31, 2010.

The following table provides a list of our principal debts outstanding as of December 31, 2010:

Debt	Principal Amount			Interest Rate
	(in millions, U.S.$/EURO in millions)
Short-term borrowings from banks	13,161	U.S.$	294	Rupee borrowings- 0% Foreign currency borrowings — LIBOR+ 50 - 175 bps EURIBOR+50-100 bps 6% to 8%
Borrowings on transfer of receivables (factoring)	402	U.S.$	9	LIBOR 60-100 bps

ITEM 4.	RECENT DEVELOPMENTS
Bonus debentures
On January 18, 2011, the Company received approval from the Reserve Bank of India with respect to its scheme for the issuance of bonus debentures, subject to the Company obtaining a no objection certificate from the Indian income tax authorities. Subsequently, on February 1, 2011, the Company received the no objection certificate from the Indian income tax authorities. Consequently, the Company has received all approvals required to effectuate the scheme. The Company is in the process of implementing the scheme and has initiated necessary actions in this regard.
Fexofenadine United States litigation
Subsequent to the receipt of the U.S. FDA approval in March 2010 for the Company’s ANDA relating to fexofenadine-pseudoephedrine higher strength (the generic version of Allegra-D 24®), AMR and Aventis sought a preliminary injunction against the Company in the District Court of New Jersey to withhold the launch of the Company’s generic version of Allegra D24® product in the U.S. market, arguing that they were likely to prevail on their claim that Company infringed AMR’s U.S. Patent No. 7,390,906. In June 2010, the District Court of New Jersey issued the requested preliminarily injunction against the Company. Sanofi-Aventis and AMR posted a security of U.S$40 with the District Court of New Jersey, towards the possibility that the injunction had been wrongfully granted. The security posted shall remain in place until further order of the Court. Pending the final outcome of the case, the Company has not recorded any asset in the unaudited condensed consolidated financial statements in this respect.
On January 28, 2011, the District Court of New Jersey held that, based on Sanofi-Aventis and AMR’s admittance of non-provability of infringement for the Company’s products, the preliminary injunction issued in June 2010 will automatically dissolve. However, Aventis and AMR have the right to appeal such order in the Federal Circuit of the United States Court of Appeals. The Company subsequently launched sales of its generic version of Allegra-D 24®. Although the preliminary injunction has been removed, all such sales are at risk pending final resolution of the litigation. If Aventis and AMR are ultimately successful in their allegation of patent infringement, the Company could be required to pay damages related to fexofenadine hydrochloride and fexofenadine-pseudoephedrine tablet sales made by the Company, and could also be prohibited from selling these products in the future.

Healthcare Legislation — Fees Paid to the U.S. Federal Government by Pharmaceutical Manufacturers
In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act (collectively, the “PPACA”) were enacted in the United States. Under the PPACA, for each calendar year beginning on or after January 1, 2011, a new annual fee is assessed on any “covered entity” engaged in the business of manufacturing or importing more than $5 million per year of branded prescription and authorized generic drugs to specified U.S. government programs (including but not limited to Medicare, Medicaid and any programs under which such drugs are procured by the Department of Veteran Affairs, the Department of Defense or TRICARE) or pursuant to coverage under such programs.
In November 2010, the U.S. Internal Revenue Service (the “IRS”) released Notice 2010-71 which provided initial guidance concerning the annual fee imposed by the PPACA and included a proposed methodology for calculating the fee. In January 2011, the IRS released Notice 2011-9, which superseded Notice 2010-71 and reflected changes made in response to comments received by the IRS concerning Notice 2010-71. Under the PPACA, Notice 2010-71 and Notice 2011-9:
•	The aggregated industry wide fee is set at $2.5 billion for 2011 and increases each year thereafter, reaching $4.1 billion in 2018, and decreasing to $2.8 billion in 2019 and onward.
•
This fee will be calculated based upon the covered entity’s percentage share of total branded prescription and authorized generic drug sales to such U.S. government programs, and is not tax deductible.

•	The market share calculation utilized to allocate the fee is to be calculated utilizing the prior year’s sales. For example, the initial 2011 fee will be allocated utilizing 2010 market share figures.
•	An entity’s portion of the annual fee is payable to the U.S. Treasury no later than September 30 of the applicable calendar year.
The Company has not yet estimated the impact of the PPACA’s annual fee on its 2011 net income, as there has not yet been formal guidance or data from the U.S. Treasury regarding the total industry-wide annual sales to the specified government programs. In addition, the year to year impact of this provision of healthcare reform will be highly variable depending on the volume of the Company’s sales of authorized generics, which can vary dramatically based upon its ability to continue to secure authorized generic business development opportunities, and the volume of the Company’s sales of branded products, particularly as it continues to seek to grow its branded business.

ITEM 5.	EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Independent Auditors’ Report on Review of Unaudited Condensed Consolidated Interim Financial Statements

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
Date: February 14, 2011	By:	/s/ Sandeep Poddar
		Name:	Sandeep Poddar
		Title:	Company Secretary